HEAD OFFICE



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com



June 23, 2003

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Due to increase in Garanti Bank's paid-in share capital from internal sources to TL822,037,812,602,365 from TL791,747,816,066,116 (3.82571%) under the registered capital ceiling of TL 1 Quadrillion, common shares with issue No.15 have been issued and such common shares have been registered by the Board of Capital Markets on June 6, 2003, and with the certificate of the Board of Capital Markets provided to us approving the registration with the Trade Registry, TL822,037,812,602,365 paid-in capital has been registered with the İstanbul Trade Registry Office on June 11, 2003.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

pp.
Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations

dlw 6/30